UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

As of November 18, 2013

Commission File Number 000-29360

RiT TECHNOLOGIES LTD.
(Translation of registrant's name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On November 18, 2013, the registrant filed a free writing prospectus with the Securities and Exchange Commission in connection with an offering of ordinary shares, par value NIS 0.8 per share of the registrant ("Ordinary Shares") and warrants to purchase Ordinary Shares, which is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

By:	/s/ Elan Yaish
Elan Yaish, CFO
Date: November 18, 2013

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Free writing prospectus filed by the registrant with the Securities and Exchange Commission on November 18, 2013.